EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings Street
Vancouver, BC V6C 1B4

("Gold Standard" or the "Issuer")

Item 2.	Date of Material Change

March 3, 2015

Item 3.	Press Release

The press release was disseminated through Marketwired news services on March 3, 2015.

Item 4.	Summary of Material Change

The Issuer has announced the maiden National Instrument 43-101 compliant resource estimate for its Dark Star Gold Deposit at its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  The estimate was prepared by APEX Geoscience Ltd. of Edmonton, Canada (“APEX”) and is dated as at March 3, 2015. An NI 43-101 compliant technical report will be filed with SEDAR within 45 days of the date of the press release.

In its summary report, APEX estimates an Inferred Mineral Resource of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au.

Item 5.          Full Description of Material Change

See attached news release dated March 3, 2015.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

March 3, 2015

GOLD STANDARD VENTURES CORP.

By:

  “Richard Silas”

Corporate Secretary
(Official Capacity)

Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD COMPLETES INITIAL RESOURCE ESTIMATE FOR THE DARK STAR GOLD DEPOSIT, CARLIN TREND NEVADA

March 3, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today is pleased to announce a maiden National Instrument (NI) 43-101-compliant resource estimate for its newly-acquired Dark Star Gold Deposit at its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend (click the following link for map of Dark Star Gold Deposit:  http://goldstandardv.com/dark-star-deposits/  ).  The estimate was prepared by APEX Geoscience Ltd. of Edmonton, Canada (“APEX”) and is dated as at March 3, 2015. An NI 43-101-compliant technical report will be filed with SEDAR within 45 days of the date of this news release.

In its summary report, APEX estimates an Inferred Mineral Resource of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (Table 1). A sensitivity analysis of the grade and tonnage relationships at a variety of cutoff grades is shown in the accompanying Table 1 below.

Key Highlights

•
The Dark Star Gold Deposit is located 2.1 km east of the Pinion Gold Deposit.  A section of relatively flat, fee ground controlled by the Company, is located between the two deposits which could accommodate the facilities required for co-ordinated exploitation of the two deposits.

•	If the cutoff is raised to 0.3 g/t Au, there is little change in the overall grade and total ounces of the inferred resource.

•	The resource estimate is based on 105 historical reverse circulation holes. Re-logging of the chips supports a conclusion that much of the mineralization is well-oxidized.

•	The Dark Star mineralization occurs at a higher stratigraphic level than Pinion mineralization, within Pennsylvanian siliciclastic and carbonate rocks.

•
Gold mineralization is related to a north to north-northeast-striking zone of silicification focussed along west-dipping contacts, within a coarse conglomerate and bioclastic limestone bearing unit, and between overlying and underlying relatively impervious siltstone bearing units.  These sedimentary rocks are cut by thin rhyolite dikes, part of a north-striking zone of faults, dikes, and silicification that runs along the east side of the Piňon range that is referred to as the “Dark Star Structural Trend.”

•
Mineralization remains open in multiple directions.  Due to observable continuity of mineralization, there is good potential for expansion of the resource along mineralization controls identified by the geologic modeling.  The Phase 3 Railroad-Pinion-Dark Star drilling program starting this spring will be designed to test these areas for resource expansion.

•	Due to the good lateral continuity of the mineralization, the potential to convert inferred resources to indicated resources with future drilling is considered high.

•	The deposit outcrops and is generally at shallow depths, indicating that strip ratios are likely to be favorable.

Commenting on the estimate, Gold Standard President and CEO Jonathan Awde noted that “our aim is to bulk up the Pinion open pit, oxide resource before completing a Preliminary Economic Assessment later this year. We see Dark Star potentially making an important contribution to this objective. The all-in acquisition costs for this new resource were less than $1 per resource ounce. The next step is an expanded drill program which should begin early in the second quarter. In our view, we have just begun to scratch the surface of what appears to be a very sizeable near surface gold system in the Pinion area which has now been consolidated under one company for the first time.”

Table 1. The Dark Star NI 43-101 mineral resource estimate at a cut-off of 0.14 g/t Au is summarized below along with a sensitivity analysis at various alternative lower cut-offs:

Classification	Au Cutoff (grams per tonne)	Tonnage – Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)
Inferred	0.1	23.11	0.51	375,000
	0.14	23.11	0.51	375,000
	0.2	23.05	0.51	375,000
	0.3	21.43	0.52	361,000
	0.4	16.83	0.57	309,000
	0.5	9.95	0.65	209,000
	0.6	4.66	0.78	117,000

* Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resource as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading the resource to an indicated or measured resource category.
*Reported resources have been constrained within a $1250/ounce of gold pit shell.
**Contained ounces may not add due to rounding.

Mineral Resource Estimate

The Maiden NI 43-101 Mineral Resource Estimate for the Dark Star Deposit was prepared under the direction of Michael Dufresne, M.Sc., P.Geol., and Steven Nicholls, BA.Sc., MAIG of APEX, both Qualified Persons under NI 43-101, who have reviewed and approved this news release.  The current Inferred Resource Estimate is based on the results of 105 RC drill holes from multiple earlier drill campaigns from 1991 to 1999.   Over a period of 12 months, APEX personnel along with GSV personnel were intimately involved in the verification and validation of the Dark Star drill hole database.  During 2014 and 2015, GSV geologists have been involved in a large scale drill hole geology relogging program designed to refine the geological model of the area.  This resulted in an increased level of confidence in the geological controlled mineralization model for Dark Star. In the opinion of APEX, the Dark Star database is suitable for resource estimation.

The resource block model was generated using a total of 105 RC drill holes.  Drilling has been completed on roughly east-west cross sections that range in spacing from 15 to 50 m spacing. The Dark Star assay file comprised 9,364 analyses of variable lengths, of which 9,103 samples have been assayed for gold.  There has been only sporadic silver analysis completed.  Of the 9,364 samples in the Dark Star database, roughly one fifth (2,113 assays) are situated within the gold mineralized lodes.  The Dark Star sample analyses exhibit a single population of data.  Mineralized wireframes/solids have been constructed to separate the different mineralized horizons. The Dark Star resource estimate employed capping to 3.2 g/t Au however only 10 samples were affected.  The capping has little effect on the overall resource estimation. Both capped and uncapped grade was calculated during the estimation.

The mineral resource was estimated by inverse distance squared within a three dimensional mineralization envelope that was tailored to the geological model, which was confirmed with detailed chip re-logging, re-interpretation and geological modelling by GSV and APEX personnel.  Grade was estimated into 15 m (X) x 15 m (Y) x 3 m (Z) parent blocks which were sub blocked down to 5 m (X) x 5 m (Y) x 1 m (Z) to provide a better representation of the lode volume.  Silver was not estimated.  An incremental search ellipsoid ranging from 30 m x 30 m x 45 m to 180 m x 180 m x 270 m orientated along 12° was used for the gold grade interpolation.  A nominal density of 2.58 tonnes per cubic meter was applied to all mineralized blocks, which is based upon the density measurements utilized at Pinion and confirmed with outcrop samples at Dark Star. The gold resource has been classified as entirely inferred.

Historic metallurgical test work has been completed to date, which includes analysis of the suitability of the gold mineralization to direct cyanide soluble leaching methods. Bottle roll leach test work was completed by Crown Resources Corp. in 1991. This test work obtained recoveries of gold ranging from 75.0 to 91.3%, in direct cyanidation of RC chips in 96 hours of leaching. Gold recovery rates were fairly rapid and extraction was substantially complete after 24 hours. Cyanide consumptions were low with lime consumptions moderate to high. Further metallurgical test work is planned but these initial results are encouraging and warrant further investigation.

In order to demonstrate that the Dark Star deposit has potential for economic extraction, the unconstrained resource block model was subjected to various preliminary pit optimization scenarios.  The criteria used in the whittle pit optimizer were standard for Nevada heap leach deposits and were run at gold prices of $1,250/ounce, $1,400/ounce and $1550/ounce. All mineral resources have been reported within the optimized pit shell using the $1250/ounce and are shown in Table 1. The volume and tonnage for the reported resources within the $1250/ounce optimized pit shell represents approximately 90% of the total tonnage in the unconstrained block model.

Potential for Resource Expansion

As a direct follow on effect of completing a detailed geological model for the Dark Star Deposit, target zones have been developed along strike of the deposit in areas previously thought tested and of limited potential or in areas of limited drillhole testing. A number of shallow and deeper targets have been identified immediately adjacent to the existing resource and have good potential to cost-effectively and easily expand the current inferred resource.  Along with targets to potentially expand the resource, areas within the existing inferred mineral resource that are defined by widely spaced drilling but with reasonable grades provide the company with potential to convert to and grow the indicated portion of the oxide mineral resource. APEX recommends further drilling to test these targets in order to expand the existing resource and convert inferred resources to indicated resources. Further modeling in conjunction with pit optimization studies are recommended once further drilling is completed.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, B.Sc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 g/t Au, totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com